SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                       ________________________

                               FORM 11-K



(Mark one)
    X     ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
          For the year ended December 31, 1999
                            OR
   ____   TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from  .  .  .  to  .  .  .


                    Commission file number 1-9769


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    LANDS' END, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           LANDS' END, INC.
                           LANDS' END LANE
                        DODGEVILLE, WI  53595













                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                LANDS' END, INC. RETIREMENT PLAN

                         By /s/ DONALD R. HUGHES

                                Donald R. Hughes
                                Vice President - Finance






Date:  June 28, 2000




















Consent of Independent Public Accountants



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Lands' End, Inc. Form S-8 Registration Statement
(No. 33-63461) for the Lands' End, Inc. Retirement Plan.




ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 28, 2000















Lands' End, Inc. Retirement Plan

Financial Statements as of December 31, 1999 and 1998
Together with Report of Independent Public Accountants




                     Lands' End, Inc. Retirement plan

                           Financial Statements
                        December 31, 1999 and 1998



                             Table of Contents


Report of Independent Public Accountants


Financial Statements

     Statements of Net Assets Available for Plan Benefits, with
     Fund Information, as of December 31, 1999 and 1998

     Statements of Changes in Net Assets Available for Plan
     Benefits, with Fund Information, for the Years Ended
     December 31, 1999 and 1998


Notes to Financial Statements


Schedule Supporting Financial Statements

     Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes as of December 31, 1999





Report of Independent Public Accountants


To the Plan Administrator of the
Lands' End, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Lands' End, Inc. Retirement Plan (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended, as listed in the accompanying table of contents. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





By /s/  ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
April 5, 2000.






Lands' End, Inc. Retirement Plan


Statement of Net Assets Available for Plan Benefits, with Fund Information
As of December 31, 1999



                                                                   Fund Information
                                                   Fixed                               Lands' End,   Participants'
                                     Cash          Income     Balanced      Equity         Inc.          Loan
                                  Equivalents       Fund        Fund        Funds      Stock Fund        Fund           Total

Investments, at Fair Value:
  American Express Trust U.S.
   Government Securities Fund II  $2,707,157    $         -  $         -  $          -   $        -   $        -     $  2,707,157
  AXP Federal Income Fund, Inc.            -     12,228,626            -             -            -            -       12,228,626
  AXP Mutual Fund                          -              -   25,238,433             -            -            -       25,238,433
  American Express Trust Equity
   Index Fund I                            -              -            -    10,232,315            -            -       10,232,315
  AXP New Dimensions Fund, Inc.            -              -            -    88,932,200            -            -       88,932,200
  Templeton Foreign Fund                   -              -            -     2,647,566            -            -        2,647,566
  Lands' End, Inc. Stock Fund              -              -            -             -    1,277,717            -        1,277,717


        Total investments          2,707,157     12,228,626   25,238,433   101,812,081    1,277,717            -      143,264,014

Loans to Participants                      -              -            -             -            -    2,512,814        2,512,814

Employer Contribution Receivable      64,181        397,002      390,021     1,277,857       83,602            -        2,212,663

Net Assets Available for Plan
 Benefits                         $2,771,338    $12,625,628  $25,628,454  $103,089,938   $1,361,319   $2,512,814     $147,989,491



The accompanying notes to financial statements are an integral part of this statement.





Lands' End, Inc. Retirement Plan

Statement of Net Assets Available for Plan Benefits, with Fund Information
As of December 31, 1998



                                                                   Fund Information
                                                   Fixed                                Lands' End,   Participants'
                                     Cash          Income     Balanced        Equity         Inc.         Loan
                                  Equivalents       Fund        Fund          Funds     Stock Fund        Fund           Total


Investments, at Fair Value:
  American Express Trust U.S.
   Government Securities Fund II  $2,694,724    $         -  $         -   $         -     $      -   $        -     $  2,694,724
  AXP Federal Income Fund, Inc.            -     13,285,138            -             -            -            -       13,285,138
  AXP Mutual Fund                          -              -   22,870,241             -            -            -       22,870,241
  American Express Trust Equity
   Index Fund I                            -              -            -     6,930,206            -            -        6,930,206
  AXP New Dimensions Fund, Inc.            -              -            -    63,830,368            -            -       63,830,368
  Templeton Foreign Fund                   -              -            -     1,314,479            -            -        1,314,479
  Lands' End, Inc. Stock Fund              -              -            -             -      744,480            -          744,480


        Total investments          2,694,724     13,285,138   22,870,241    72,075,053      744,480            -      111,669,636

Loans to Participants                      -              -            -             -            -    2,444,753        2,444,753

Employer Contribution Receivable      54,245        413,199      422,895     1,211,225       71,155            -        2,172,719

Net Assets Available for Plan
 Benefits                         $2,748,969    $13,698,337  $23,293,136   $73,286,278     $815,635   $2,444,753     $116,287,108


The accompanying notes to financial statements are an integral part of this statement.






Lands' End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
For the Year Ended December 31, 1999



                                                                    Fund Information

                                                      Fixed                                Lands' End,  Participants'
                                       Cash          Income     Balanced       Equity         Inc.          Loan
                                    Equivalents       Fund        Fund          Funds      Stock Fund       Fund         Total


Additions to Net Assets
 Attributed to:
 Investment Income-
   Net (Depreciation) Appreciation
    in Fair Value of Investments    $        -   $  (740,409)  $  (601,664) $ 18,170,356  $  195,949   $        -   $ 17,024,232
 Interest and Dividend Income          120,852       920,418     2,364,302     5,248,317       5,869            -      8,659,758

     Total Investment Income           120,852       180,009     1,762,638    23,418,673     201,818            -     25,683,990
Contributions-
 Employer Contributions-
  Matching                              63,716       289,426       538,881     1,703,459     105,741            -      2,701,223
  Profit Sharing                        64,181       397,002       390,021     1,277,857      83,602            -      2,212,663
 Participants' Contributions           168,167       739,378     1,441,960     4,946,160     316,722            -      7,612,387
 Rollovers                              37,382        62,719        85,369       211,516           -            -        396,986

     Total Contributions               333,446     1,488,525     2,456,231     8,138,992     506,065            -     12,923,259

     Total Additions                   454,298     1,668,534     4,218,869    31,557,665     707,883            -     38,607,249

Benefits Paid to Participants         (672,144)   (1,162,116)     (920,658)   (3,871,455)    (90,062)    (188,431)    (6,904,866)

Fund Transfers                         244,591    (1,551,546)     (912,212)    2,288,333     (69,166)           -              -

Loans Issued to Participants            (9,749)     (116,400)     (188,216)     (618,267)    (21,161)     953,793              -

Loan Principal Repayments                5,373        88,819       137,535       447,384      18,190     (697,301)             -


Net Increase                            22,369    (1,072,709)    2,335,318    29,803,660     545,684       68,061     31,702,383


Net Assets Available for
Plan Benefits:
 Beginning of Year                   2,748,969    13,698,337    23,293,136    73,286,278     815,635    2,444,753    116,287,108

 End of Year                        $2,771,338   $12,625,628   $25,628,454  $103,089,938  $1,361,319   $2,512,814   $147,989,491


The accompanying notes to financial statements are an integral part of this statement.







Lands' End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
For the Year Ended December 31, 1998


                                                                    Fund Information

                                                      Fixed                                Lands' End,  Participants'
                                       Cash          Income     Balanced       Equity         Inc.          Loan
                                    Equivalents       Fund        Fund          Funds      Stock Fund       Fund         Total


Additions to Net Assets
 Attributed to:
 Investment Income-
   Net (Depreciation) Appreciation
    in Fair Value of Investments    $        -   $   (56,134)  $(1,199,768) $11,049,494    $(108,510)  $        -     $  9,685,082
 Interest and Dividend Income           70,178       864,525     3,131,860    3,951,002        4,076            -        8,021,641

     Total Investment Income            70,178       808,391     1,932,092   15,000,496     (104,434)           -       17,706,723
Contributions-
 Employer Contributions-
  Matching                              44,659       308,686       570,906    1,569,884       85,005            -        2,579,140
  Profit Sharing                        54,245       413,199       422,895    1,211,225       71,155            -        2,172,719
 Participants' Contributions           119,354       758,351     1,502,553    4,430,020      258,735            -        7,069,013
 Rollovers                              20,475       177,198       110,385      288,537            -            -          596,595

     Total Contributions               238,733     1,657,434     2,606,739    7,499,666      414,895            -       12,417,467

     Total Additions                   308,911     2,465,825     4,538,831   22,500,162      310,461            -       30,124,190

Benefits Paid to Participants          (34,660)     (486,693)     (788,627)  (1,580,890)     (16,368)     (86,522)      (2,993,760)

Fund Transfers                       1,778,668       614,716    (1,554,623)    (816,209)     (22,552)           -                -

Loans Issued to Participants            (8,867)     (207,715)     (333,321)    (852,779)     (15,878)   1,418,560                -

Loan Principal Repayments                2,216        65,084       101,502      282,575        9,866     (461,243)               -


Net Increase                         2,046,268     2,451,217    1,963,762    19,532,859      265,529      870,795       27,130,430


Net Assets Available for
 Plan Benefits:
 Beginning of Year                     702,701    11,247,120    21,329,374   53,753,419      550,106    1,573,958       89,156,678

 End of Year                        $2,748,969   $13,698,337   $23,293,136  $73,286,278    $ 815,635   $2,444,753     $116,287,108


The accompanying notes to financial statements are an integral part of this statement.





Lands' End, Inc. Retirement Plan

Notes to Financial Statements
December 31, 1999 and 1998



(1)  Description of the Plan-

     The following description of the Lands' End, Inc. Retirement
     Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     The Plan is a defined contribution plan and covers substantially all employees of Lands' End, Inc. (the "Company") who are at least 19 years of age as of the end of the Plan year and have completed both six months and 1,000 hours of eligible service. The Plan is sponsored and administered by the Company. The Plan is governed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Participants contribute to the Plan through salary reductions in amounts not exceeding 15 percent of participants' eligible compensation. Each participant's account is credited with the participant's voluntary contributions, the allocation of the Company contributions and Plan earnings in accordance with the Plan agreement. The Plan provides for employer matching and profit sharing contributions. Matching contributions are made in amounts equal to 50 percent of participant contributions, limited to three percent of participants' eligible compensation. Profit sharing contributions are made at the discretion of the Company's Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service limits) in relation to all participants' compensation. Participants are fully vested in participant and employer contributions at all times.

     Participants have the ability to self-direct their funds. The following are descriptions of the funds:

        - American Express Trust U.S. Government Securities Fund II is invested in U.S. Government and U.S. Agency securities and seeks to provide maximum current income consistent with liquidity and conservation of capital.

        - AXP Federal Income Fund, Inc. is an income fund. This fund is managed to help protect the participants' money from loss, while seeking a consistent rate of return.

        - AXP Mutual Fund is a balanced growth and income fund. This fund focuses on securities of medium to large, well-established companies that offer long-term capital appreciation and consistent income from dividends and interest.

        - American Express Trust Equity Index Fund I is an equity fund. This fund is invested primarily in common stocks of the Standard & Poor's (S&P) 500 Stock Index to achieve a rate of return as close as possible to the S&P 500 Index.

        -  AXP New Dimensions Fund, Inc. is an equity growth fund.
           Funds in this group seek capital growth, primarily from common stocks. Income is not an investment objective.

        - Templeton Foreign Fund is an international equity growth fund. This fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies located outside the United States.

        - Lands' End, Inc. Stock Fund is a Company stock fund. This fund seeks long-term capital growth from Lands' End, Inc. common stock and money market investments. Income is not an investment objective.

(2)  Summary of Significant Accounting Policies-

     Basis of Accounting-

     The financial statements have been prepared on the accrual basis of accounting.

     Investments-

     Investments are stated at fair market value as determined by the custodian by reference to published market data.
     Participant loans are stated at unpaid principal value.

     Net Appreciation (Depreciation) in Fair Value of Investments-

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for plan benefits, with fund information as net appreciation (depreciation) in fair value of investments.

     Administrative Expenses-

     All administrative expenses for the Plan were paid by the Company, except certain mutual fund expenses that were netted against participants' investment yield.

     Accounting Estimates-

     The preparation of financial statements required the use of certain estimates by management in determining the Plan's assets, revenues and expenses. Actual results could differ from those estimates.

     New Accounting Standard-

     Effective December 31, 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 allows the option for the Plan to continue to present participant-directed plan investments by type in the statement of net assets available for plan benefits or condense the participant-directed plan investment on the statement of net assets available for plan benefits with additional footnote disclosure then required. The Plan has opted to continue to present participant-directed plan investments by type.

(3)  Funding Policy-

     The Company's contributions to the Plan represent matching and profit sharing contributions. Matching contributions are deposited at specified intervals throughout the year. The employer contribution receivable as of December 31, 1999 and 1998 represents the accrued profit sharing contribution for the applicable year.

(4)  Loans to Participants-

     A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan of $1,000. Loans are repayable through payroll deductions over periods ranging up to 120 months. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the term of the note. Interest rates ranged from 7% to 11% during both 1999 and 1998.

(5)  Benefits Paid to Participants-

     Benefits paid to participants represent the amounts paid to participants who have terminated employment. The form of payment is a lump-sum distribution. Amounts currently payable to terminated participants included in net assets available for plan benefits as of December 31, 1999 and 1998, were $42,950 and $53,713, respectively.

(6)  Income Tax Status-

     The Plan has obtained a determination letter from the Internal Revenue Service dated May 16, 1994, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. The Company's management believes the Plan remains tax-exempt.

(7)  Related Party Transactions-

     The Plan periodically invests in common funds managed by the current custodian, American Express Trust Company. Also, the Plan invests in the Company's common stock. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

(8)  Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)  Reconciliation to Form 5500-

     The difference between net assets and benefits paid in both the financial statements and the Plan's Form 5500 is due to benefit claims payable to terminated participants. This difference as of December 31, 1999 is summarized as follows:

                                                1999            1998

     Net Assets Per Form 5500               $147,946,541    $116,233,395

     Benefit Claims Payable                       42,950          53,713

     Net Assets Per Statement of Net
      Assets Available for Plan Benefits    $147,989,491    $116,287,108



     Benefits Paid to Participants Per
      Form 5500                               $6,915,629      $2,960,789

     Change in Benefit Claims Payable            (10,763)         32,971

     Benefits Paid to Participants Per
      Statement of Changes in Net Assets
      Available for Plan Benefits             $6,904,866      $2,993,760






                                                   SCHEDULE I
                                                   EI No.  36-2512786
                                                   Plan No. 001



Lands' End, Inc. Retirement Plan

Item 27(a) - Schedule of Assets Held for Investment Purposes
December 31, 1999



        Description                                  Cost       Fair Value

  American Express Trust U.S. Government
   Securities Fund II (*)                       $  2,707,157     $  2,707,157

  AXP Federal Income Fund, Inc. (*)               12,925,357       12,228,626

  AXP Mutual Fund(*)                              26,358,306       25,238,433

  American Express Trust Equity Index
   Fund I (*)                                      7,844,875       10,232,315

  AXP New Dimensions Fund, Inc. (*)               56,326,221       88,932,200

  Templeton Foreign Fund                           2,331,766        2,647,566

  Lands' End, Inc. Stock Fund (*)                  1,086,261        1,277,717


          Total Investments                     $109,579,943     $143,264,014


  Loans to Participants (Interest Rates
   Ranging From 7.0% - 11.0%) (*)                 $2,512,814       $2,512,814


(*) Represents a party in interest

The accompanying notes to financial statements are an integral part of this schedule